Exhibit 99.1

UP Fintech Holding Limited Reports Unaudited Second Quarter 2019 Financial Results

BEIJING, China, August 23, 2019 — UP Fintech Holding Limited (NASDAQ: TIGR) (“UP Fintech” or the “Company”), a leading online brokerage firm focusing on global Chinese investors, today announced its unaudited financial results for the second quarter ended June 30, 2019.

“We are pleased to report that our Company delivered robust growth across business segments,” said Mr. Tianhua Wu, CEO and Director of UP Fintech. “Our total revenues were US$12.9 million for the second quarter of 2019, representing an increase of 88.0% year-over-year and 34.4% quarter-over-quarter. Our revenue mix is becoming more diverse. Revenue from net interest income1 this quarter was US$3.5 million, accounting for 29.4% of total net revenues, versus US$1.6 million, or 22.6% of total net revenues during the same period last year. Other revenues, which were primarily derived from IPO distribution services, increased twelve-fold year-over-year, further solidifying our leading IPO distribution position among global Chinese online brokers. Excluding share-based compensation expenses, we narrowed non-GAAP net loss attributable to UP Fintech Holding Limited to US$0.8 million this quarter, a 75.8% improvement year-over-year and 60.7% improvement quarter-over-quarter. Total account balance increased by 74.9% from US$2.0 billion as of June 30, 2018 to US$3.6 billion as of June 30, 2019. The number of customers with deposits also increased by 58.9% from 59.8 thousand as of June 30, 2018 to 95.0 thousand as of June 30, 2019.”

“Our goal is to make investing more efficient for our users,” Mr. Wu added, “We continued to invest in research and development and applied for more licenses so we may better serve clients on a global scale. In the U.S., we completed our acquisition of Marsco Investment Corporation, which will provide us with self-clearing capability and will greatly improve our profitability in the long term. Our U.S. subsidiary also recently obtained National Futures Association (NFA) membership. In Singapore, we received Capital Markets Services (CMS) approval from the Monetary Authority of Singapore (MAS) for providing brokerage services to Singapore residents to further diversify our user base. On the product side, in addition to regular bi-weekly APP updates, we made a major revamp to our community interface and added U.S. Level II real-time market data to enhance the user experience. Our online community served as an important tool for investor education and we started to see results: of the 25 most traded U.S. listed stocks on our platform this quarter, only 28.0% are Chinese ADRs by value and 40.0% by volume, versus 36.0% and 44.0% during the same quarter last year. We will continue committing resources to investor education to help our users enjoy global asset diversification.”

Business Highlights for Second Quarter 2019

•                      Total revenues were US$12.9 million in the second quarter of 2019, an 88.0% increase from the second quarter of 2018 and 34.4% from the previous quarter.

•                      Total net revenues were US$11.9 million in the second quarter of 2019, a 73.2% increase from the second quarter of 2018 and 26.6% from the previous quarter.

•                      Net loss attributable to UP Fintech Holding Limited was US$1.9 million in the second quarter of 2019, a 94.8% improvement from the second quarter of 2018 and 34.6% from the previous quarter.

•                      Non-GAAP net loss attributable to UP Fintech Holding Limited was US$0.8 million in the second quarter of 2019, a 75.8% improvement from the second quarter of 2018 and 60.7% from the previous quarter.

•                      Total account balance was US$3.6 billion as of June 30, 2019, an increase of 74.9% from June 30, 2018 and 16.4% from March 31, 2019.

1  “net interest income” is calculated as financing service fees plus interest income and minus interest expense.

Selected Operating Data for Second Quarter 2019

	As of and for the three months ended
	June 30,	March 31,	June 30,
	2018	2019	2019
In 000’s
Number of customer accounts	321.1	534.0	576.9
Number of customers with deposits	59.8	87.6	95.0
Number of trading customers	53.6	81.8	88.9

In USD millions
Trading volume	21,395.3	27,862.8	24,370.0
Total account balance	2,033.5	3,057.0	3,557.1

Second Quarter 2019 Financial Results

REVENUES

Total revenues for the second quarter of 2019 were US$12.9 million, which represented an increase of 88.0% from US$6.9 million in the second quarter of 2018. This increase was driven by higher commissions, financing service fees, interest income and other revenues (primarily from IPO distribution services).

Commissions were US$6.8 million in the second quarter of 2019, a 30.7% increase from US$5.2 million in the second quarter of 2018. This was due to an increase in the trading volume compared to the same period last year and an increase in blended commission rates.

Financing service fees increased by 23.0% from US$1.6 million in the second quarter of 2018 to US$1.9 million in the second quarter of 2019, primarily due to an increase in margin trading activities.

Interest income increased from nil in the second quarter of 2018 to US$2.6 million in the second quarter of 2019. The increase was due to increased margin trading activities and more consolidated account customers versus the same quarter last year.

Other revenues increased by 1170.6% from US$0.1 million in the second quarter of 2018 to US$1.6 million in the second quarter of 2019 due to the increases of fees generated from IPO subscription services, promotional services and employee stock ownership plan (“ESOP”) administration services.

Interest expense increased from nil in the second quarter of 2018 to US$1.0 million in the second quarter of 2019. The interest expense was associated with interest income generated from our customers’ consolidated accounts.

OPERATING COSTS AND EXPENSES

Total operating costs and expenses for the second quarter of 2019 decreased by 65.6% to US$15.1 million from US$44.0 million in the second quarter of 2018, primarily due to the significant decrease in employee compensation and benefits.

Execution and clearing expenses increased by 1641.5% from US$34 thousand in the second quarter of 2018 to US$0.6 million in the second quarter of 2019 as we have more consolidated account customers.

Employee compensation and benefits expenses decreased by 78.7% from US$38.3 million in the second quarter of 2018 to US$8.1 million in the second quarter of 2019. This decrease was primarily due to a one-time share-based compensation expense of US$32.4 million in the second quarter of 2018. Excluding this one-time expense, employee compensation and benefits increased from US$5.9 million to US$8.1 million, an increase of 37.3% due to headcount growth from 344 in the same quarter last year to 520 in the second quarter of 2019.

Occupancy, depreciation and amortization expenses increased by 20.6% from US$0.7 million in the second quarter of 2018 to US$0.8 million in the second quarter of 2019, due to an increase in office space and relevant leasehold improvements.

Communication and market data expenses increased by 95.9% from US$0.9 million in the second quarter of 2018 to US$1.7 million in the second quarter of 2019. This increase was due to rapid user growth and expanded market data usage for our users.

Marketing and branding expenses decreased by 19.5% from US$2.4 million in the second quarter of 2018 to US$2.0 million in the second quarter of 2019. The Company optimized cooperation with business partners and marketing suppliers to enhance efficiency which led to lower costs.

General and administrative expenses increased by 8.9% from US$1.8 million in the second quarter of 2018 to US$1.9 million in the second quarter of 2019. This increase was primarily due to an increase in human resource management expenses caused by an increase in our headcount.

NET LOSS ATTRIBUTABLE TO UP FINTECH HOLDING LIMITED

Net loss attributable to UP Fintech Holding Limited in the second quarter of 2019 was US$1.9 million, as compared to a net loss of US$36.0 million in the second quarter of 2018. Net loss per ADS2 - basic and diluted in the second quarter of 2019 was US$0.014, as compared to net loss per ADS - basic and diluted of US$1.145 in the second quarter of 2018.

Non-GAAP net loss attributable to UP Fintech Holding Limited in the second quarter of 2019, which excluded share-based compensation, was US$0.8 million, as compared to a US$3.2 million non-GAAP net loss attributable to UP Fintech Holding Limited in the second quarter of 2018. Non-GAAP net loss per ADS - basic and diluted in the second quarter of 2019 was US$0.006, as compared to a US$0.103 non-GAAP net loss per ADS - basic and diluted in the second quarter of 2018.

For the second quarter of 2019, the Company’s weighted average number of ADSs used in the computation of net loss per ADS - basic and diluted was 135,814,472. As of June 30, 2019, the Company had a total of 2,165,228,249 ordinary shares outstanding, or the equivalent of 144,348,550 ADSs.

CERTAIN BALANCE SHEET ITEMS

As of June 30, 2019, the Company’s cash and cash equivalents and term deposits were US$156.7 million, compared to US$64.4 million as of December 31, 2018.

2  “ADS” means American Depositary Share of the Company. Each ADS represents fifteen Class A ordinary shares of the Company.

Conference Call Information

UP Fintech’s management will hold an earnings conference call at 8:00 AM on August 23, 2019, U.S. Eastern Time (8:00 PM on August 23, 2019 Beijing/Hong Kong Time).

Dial-in numbers for the live conference call are as follows:

International:	+65-6713-5090
China:	400-620-8038
Hong Kong:	+852-3018-6771
United States:	+1-845-675-0437
United Kingdom:	+44-203-621-4779
Passcode:	5359592

A telephone replay of the call will be available after the conclusion of the conference call through August 31, 2019.

Dial-in numbers for the replay are as follows:

International:	+61-2-8199-0299
Passcode:	5359592

A live and archived webcast of the conference call will be available at https://ir.itiger.com.

Use of non-GAAP Financial Measures

In evaluating our business, we consider and use non-GAAP net loss attributable to UP Fintech Holding Limited and non-GAAP net loss per ADS - basic and diluted as supplemental measures to review and assess our operating performance. The presentation of the non-GAAP financial measures is not intended to be considered in isolation or as a substitute for the financial information prepared and presented in accordance with the United States Generally Accepted Accounting Principles (“U.S. GAAP”). We define non-GAAP net loss attributable to UP Fintech Holding Limited as net loss attributable to UP Fintech Holding Limited excluding share-based compensation. Non-GAAP net loss per ADS - basic and diluted is non-GAAP net loss attributable to UP Fintech Holding Limited divided by weighted average number of basic and diluted ADSs. Such adjustments have no impact on income tax.

We present these non-GAAP financial measures because they are used by our management to evaluate our operating performance and formulate business plans. Non-GAAP net loss attributable to UP Fintech Holding Limited enables our management to assess our operating results without considering the impact of share-based compensation. We also believe that the use of these non-GAAP financial measures facilitates investors’ assessment of our operating performance. These non-GAAP financial measures are not defined under U.S. GAAP and are not presented in accordance with U.S. GAAP. These non-GAAP financial measures have limitations as an analytical tool. One of the key limitations of using these non-GAAP financial measures is that they do not reflect all items of income and expenses that affect our operations. Share-based compensation has been and may continue to be incurred in our business and was not reflected in the presentation of non-GAAP net loss attributable to UP Fintech Holding Limited. Further, these non-GAAP financial measures may differ from the non-GAAP financial information used by other companies, including peer companies, and therefore their comparability may be limited.

These non-GAAP financial measures should not be considered in isolation or construed as alternatives to total operating expenses, net loss attributable to UP Fintech Holding Limited or any other measure of performance or as an indicator of our operating performance. Investors are encouraged to review these historical non-GAAP financial measures in light of the most directly comparable GAAP measures. These non-GAAP financial measures presented here may not be comparable to similarly titled measures presented by other companies. Other companies may calculate similarly titled measures differently, limiting the usefulness of such measures when analyzing our data comparatively. We encourage investors and others to review our financial information in its entirety and not rely on a single financial measure.

About UP Fintech Holding Limited

UP Fintech Holding Limited is a leading online brokerage firm focusing on global Chinese investors. The Company’s proprietary mobile and online trading platform enables investors to trade in equities and other financial instruments on multiple exchanges around the world. The Company offers innovative products and services as well as a superior user experience to customers through its “mobile first” strategy, which enables it to better serve and retain current customers as well as attract new ones. The Company offers customers comprehensive brokerage and value-added services, including trade order placement and execution, margin financing, IPO subscription, ESOP management, investor education, community discussion and customer support. The Company’s proprietary infrastructure and advanced technology are able to support trades across multiple currencies, multiple markets, multiple products, multiple execution venues and multiple clearinghouses.

For more information on the Company, please visit: https://ir.itiger.com.

Safe Harbor Statement

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates” and similar statements. Among other statements, the business outlook and quotations from management in this announcement, as well as the Company’s strategic and operational plans, contain forward-looking statements. The Company may also make written or oral forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission (“SEC”) on Forms 20-F and 6-K, in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about the Company’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: the cooperation with Interactive Brokers LLC and Xiaomi Corporation and its affiliates; the Company’s growth strategies; trends and competition in global financial markets; changes in the Company’s revenues and certain cost or expense accounting policies; governmental policies relating to the Company’s industry and general economic conditions in China and other countries. Further information regarding these and other risks is included in the Company’s filings with the SEC. All information provided in this press release and in the attachments is as of the date of this press release, and the Company undertakes no obligation to update any forward-looking statement, except as required under applicable law. Further information regarding these and other risks is included in the Company’s filings with the SEC. All information provided in this press release and in the attachments is as of the date of this press release, and the Company does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

For investor and media inquiries please contact:

Investor Relations Contact

UP Fintech Holding Limited

Email: ir@itiger.com
Tel: +1 (646) 308-1535

Jack Wang

ICR, Inc.

Email: tiger.ir@icrinc.com
Tel: +1 (646) 308-1535

UP FINTECH HOLDING LIMITED

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS

(All amounts in U.S. dollars (“US$”))

	As of December 31,	As of June 30,
	2018	2019
	US$	US$
Assets:
Cash and cash equivalents	34,406,970	33,292,402
Cash-segregated for regulatory purpose	6,695,436	8,413,494
Term deposits	29,999,865	123,419,407
Receivables from customers	353,304	120,308,262
Receivables from brokers, dealers, and clearing organizations:
Related party	9,619,438	158,164,919
Others	1,073,972	7,109,149
Financial instruments held, at fair value	6,435,241	8,401,865
Prepaid expenses and other current assets	7,058,642	7,856,445
Amounts due from related parties	8,518,358	4,647,272
Right-of-use assets*	—	5,609,148
Property, equipment and intangible assets, net	2,330,433	2,584,539
Long-term investments	2,386,691	5,450,455
Deferred tax assets	6,336,815	8,543,168
Total assets	115,215,165	493,800,525
Liabilities:
Payables due to customers	6,564,154	180,704,449
Payables due to brokers, dealers and clearing organizations:
Related party	—	81,535,265
Accrued expenses and other current liabilities	10,423,107	10,985,087
Deferred income	—	2,653,607
Lease liabilities*	—	5,744,608
Amount due to related parties	—	15,399
Total liabilities	16,987,261	281,638,415
Mezzanine equity:
Series A convertible redeemable preferred shares	16,486,780	—
Series B-1 convertible redeemable preferred shares	17,169,446	—
Series B-2 convertible redeemable preferred shares	9,593,789	—
Series B-3 convertible redeemable preferred shares	21,470,906	—
Series C convertible redeemable preferred shares	47,980,000	—
Subscriptions receivable from Series C convertible redeemable preferred shares	(800,000)	—
Series C-1 convertible redeemable preferred shares	10,000,000	—
Redeemable non-controlling interest of sponsored fund	2,204,940	3,266,603
Total Mezzanine equity	124,105,861	3,266,603
Shareholders’ (deficit)/equity:
Class A ordinary shares	2,166	17,569
Class B ordinary shares	3,376	3,376
Series Angel convertible preferred shares	4,197	—
Additional paid-in capital	42,520,332	280,640,595
Accumulated deficit	(66,391,306)	(71,144,030)
Accumulated other comprehensive loss	(544,988)	(622,003)
Total UP Fintech Holding Limited shareholders’ (deficit)/equity	(24,406,223)	208,895,507
Non-controlling interests	(1,471,734)	—
Total (deficit)/equity	(25,877,957)	208,895,507
Total liabilities, mezzanine equity and (deficit)/equity	115,215,165	493,800,525

*      The Company adopted ASU 2016-02, Leases (Topic 842), beginning on January 1, 2019. Pursuant to the guidance, the Company recognized right-of-use assets and lease liabilities on the balance sheets as of June 30, 2019.

UP FINTECH HOLDING LIMITED

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE LOSS

(All amounts in U.S. dollars (“US$”), except for number of shares (or ADSs) and per share (or ADS) data)

	For the three months ended			For the six months ended
	June 30,	March 31,	June 30,	June 30,	June 30,
	2018	2019	2019	2018	2019
	US$	US$	US$	US$	US$
Revenues:
Commissions	5,182,475	6,354,845	6,772,071	11,806,989	13,126,916
Financing service fees	1,554,024	2,086,130	1,911,404	2,876,657	3,997,534
Interest income	—	518,808	2,598,377	—	3,117,185
Other revenues	127,554	640,338	1,620,762	176,947	2,261,100
Total revenues	6,864,053	9,600,121	12,902,614	14,860,593	22,502,735
Interest expense	—	(208,721)	(1,015,470)	—	(1,224,191)
Total Net Revenues	6,864,053	9,391,400	11,887,144	14,860,593	21,278,544
Operating costs and expenses:
Execution and clearing	(33,759)	(292,480)	(587,927)	(56,273)	(880,407)
Employee compensation and benefits	(38,274,011)	(7,817,171)	(8,146,485)	(43,135,099)	(15,963,656)
Occupancy, depreciation and amortization	(650,211)	(597,477)	(784,006)	(1,171,910)	(1,381,483)
Communication and market data	(889,715)	(1,191,390)	(1,742,592)	(1,525,470)	(2,933,982)
Marketing and branding	(2,428,232)	(1,912,507)	(1,954,115)	(5,079,477)	(3,866,622)
General and administrative	(1,770,480)	(2,191,101)	(1,928,528)	(3,344,703)	(4,119,629)
Total operating costs and expenses	(44,046,408)	(14,002,126)	(15,143,653)	(54,312,932)	(29,145,779)
Other (expense)/ income:
Net gain/(loss) from investment activities	—	492,931	(417,670)	—	75,261
Foreign currency exchange gain/(loss)	444,647	(123,659)	427,945	226,307	304,286
Interest income from bank deposits	2,496	195,108	666,315	24,744	861,423
Gain on disposal of a subsidiary	—	617,500	—	—	617,500
Others, net	—	44	(7,227)	(908)	(7,183)
Loss before income tax	(36,735,212)	(3,428,802)	(2,587,146)	(39,202,196)	(6,015,948)
Income tax benefits	415,932	1,083,313	627,347	477,106	1,710,660
Net loss	(36,319,280)	(2,345,489)	(1,959,799)	(38,725,090)	(4,305,288)
Less:
Net income/(loss) attributable to redeemable non-controlling interests	—	528,784	(81,348)	—	447,436
Net loss attributable to non-controlling interests	(301,861)	—	—	(705,678)	—
Net loss attributable to UP Fintech Holding Limited	(36,017,419)	(2,874,273)	(1,878,451)	(38,019,412)	(4,752,724)
Other comprehensive (loss)/ income, net of tax:
Changes in cumulative foreign currency translation adjustment	(1,941,359)	187,110	(264,125)	(604,749)	(77,015)
Total Comprehensive loss	(38,260,639)	(2,158,379)	(2,223,924)	(39,329,839)	(4,382,303)

Net loss per ordinary share:
Basic and diluted	(0.076)	(0.004)	(0.001)	(0.083)	(0.003)
Net loss per ADS (1 ADS represents 15 Class A ordinary shares):
Basic and diluted	(1.145)	(0.059)	(0.014)	(1.246)	(0.051)
Weighted average number of ordinary shares used in calculating net loss per ordinary share:
Basic and diluted	471,703,894	733,445,306	2,037,217,084	457,836,446	1,388,932,775

Reconciliations of Non-GAAP Results of Operations Measures to the Nearest Comparable GAAP Measures

(All amounts in U.S. dollars (“US$”), except for number of ADSs and per ADS data)

	For the three months ended June 30, 2018				For the three months ended March 31, 2019			For the three months ended June 30, 2019
		non-GAAP				non-GAAP			non-GAAP
	GAAP	Adjustments		non-GAAP	GAAP	Adjustments	non-GAAP	GAAP	Adjustments		non-GAAP
	US$	US$		US$	US$	US$	US$	US$	US$		US$
	Unaudited	Unaudited		Unaudited	Unaudited	Unaudited	Unaudited	Unaudited	Unaudited		Unaudited

Net loss attributable to UP Fintech Holding Limited	(36,017,419)	32,782,410	(1)	(3,235,009)	(2,874,273)	878,478(1)	(1,995,795)	(1,878,451)	1,094,022	(1)	(784,429)

Net loss per ADS—basic and diluted	(1.145)			(0.103)	(0.059)		(0.041)	(0.014)			(0.006)
Weighted average number of ADSs used in calculating basic and diluted net loss per ADS	31,446,926			31,446,926	48,896,354		48,896,354	135,814,472			135,814,472

(1) Share-based compensation

Non-GAAP to GAAP reconciling items have no income tax effect.